FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Apex Critical Metals Corp. ("Apex" or the "Company")

Suite 1450, 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2: Date of Material Change

September 24, 2024

Item 3: News Release

News release dated September 24, 2024 was disseminated through ACCESSWIRE and subsequently filed on SEDAR+.

Item 4: Summary of Material Change

On September 24, 2024, the Company closed its previously disclosed non-brokered private placement (the "Offering"). The Offering consisted of the issuance of 604,230 flow-through units (each, a "FT Unit") at a price of $0.65 per FT Unit for aggregate gross proceeds of $392,749.50.

Item 5 Full Description of Material Change

On September 24, 2024, the Company closed its previously disclosed non-brokered private placement. The Offering consisted of 604,230 FT Units at a price of $0.65 per FT Unit for aggregate gross proceeds of $392,749.50.

Each FT Unit is comprised of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant (each, a "Warrant") issued on a non-flow-through basis. Each Warrant entitles the holder to receive one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of $1.00 per Warrant Share at any time before the date that is two (2) years following the date of issuance.

The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible "Canadian exploration expenses" that will qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada) (the "Qualifying Expenditures") related to the Company's Cap Property located in British Columbia, Canada on or before December 31, 2024. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2024.

All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from date of issuance.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7: Omitted Information

N/A

Item 8: Executive Officer

Sean Charland, CEO and a Director
604.681.1568
info@apexcriticalmetals.com

Item 9: Date of Report

September 24, 2024